10029483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
107

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66410

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTERNATIVE WEALTH STRATEGIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 NORTH KINGS HIGHWAY
(No. and Street)

CHERRY HILL (City) NJ (State) 08034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES C. GAUL, CHAIRMAN, CFO 856 755 0707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN GREVE & COMPANY CPA P.C.
(Name – *if individual, state last, first, middle name*)

485 JERICHO TURNPIKE, MINEOLA, NY 11501
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES C. GAUL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTERNATIVE WEALTH STRATEGIES INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET FARRELL
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 20, 20 10

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTERNATIVE WEALTH STRATEGIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2009

TABLE OF CONTENTS

Independent Auditors' Report 1

Comparative Statement of Financial Condition 2

Comparative Statement of Operations 3

Comparative Statement of Changes in Shareholders' Equity 4

Comparative Statement of Cash Flows 5

Notes to Financial Statements .... 6 - 7

Schedule I – Computation of Net Capital Under 15c3-1 of the Securities & Exchange Commission 8

Schedule II – Statement of Exemption from SEC Rule 15c3-3 9

Independent Auditors' Comments 10-11

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alternative Wealth Strategies, Inc.
Cherry Hill, New Jersey

We have audited the accompanying comparative statement of financial condition of Alternative Wealth Strategies, Inc. (the "Company") as of December 31, 2009 and 2008, and the related comparative statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alternative Wealth Strategies, Inc. as of December 31, 2009 and 2008 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in the relation to the basic financial statements taken as a whole.

Cohen Greve & Company PC

Mineola, New York
February 20, 2010

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

ALTERNATIVE WEALTH STRATEGIES, INC.
COMPARATIVE STATEMENT OF FINANCIAL CONDITION
December 31, 2009 and 2008

		2009		2008
ASSETS				
Current Assets				
Cash	$	71,672	$	46,696
Commissions receivable		82,355		33,848
Prepaid taxes and expenses		3,584		3,444
Total Current Assets		157,611		83,988
Other Assets				
Other receivables		232		232
TOTAL ASSETS	$	157,843	$	84,220
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Commissions payable	$	84,525	$	29,822
Accrued expenses		34,968		22,661
Income taxes payable		-		-
Total Current Liabilities		119,493		52,483
Commitments and Contingencies				
Shareholders' Equity				
Common stock - stated value $.01; 1000 shares authorized 1000 shares issued and outstanding		10		10
Additional paid in capital		26,106		16,956
Retained earnings		12,234		14,771
Total Shareholders' Equity		38,350		31,737
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	157,843	$	84,220

See auditors' report and notes to financial statements

ALTERNATIVE WEALTH STRATEGIES, INC.
COMPARATIVE STATEMENT OF OPERATIONS
For the Years Ended December 31, 2009 and 2008

	2009	2008
REVENUE		
Commission Income	$ 1,700,905	$ 4,433,518
OPERATING EXPENSES		
Commission expense	1,536,116	4,069,561
Overhead expenses	175,458	374,561
Licenses and fees	14,237	16,055
Professional fees	800	6,973
Office expense	-	3,470
Insurance	3,898	12,271
Total Operating Expenses	1,730,509	4,482,891
Operating Loss	(29,604)	(49,373)
Non Operating Income		
Dividends and interest	-	51
Miscellaneous fees, net	30,082	19,811
Total Non Operating Income	30,082	19,862
Net Income Before Provision for Income Taxes	478	(29,511)
Provision for Income Taxes	3,015	2,080
Net Loss for the Year	$ (2,537)	$ (31,591)

ALTERNATIVE WEALTH STRATEGIES, INC.
COMAPRATIVE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2009 and 2008

	Number of Shares		Amount		Additional Paid-in Capital		Retained Earnings		Total
Balance January 1, 2008	10	$	10	$	16,956	$	46,362	$	63,328
Activity for 2008						$	(31,591)		(31,591)
Balance December 31, 2008	10	$	10	$	16,956	$	14,771	$	31,737
Balance January 1, 2009	10	$	10	$	16,956	$	14,771	$	31,737
Activity for 2009	-		-		9,150		(2,537)		6,613
Balance December 31, 2009	**10**	**$**	**10**	**$**	**26,106**	**$**	**12,234**	**$**	**38,350**

ALTERNATIVE WEALTH STRATEGIES, INC.
COMPARATIVE STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows From Operating Activities:		
Net (loss) for the year	$ (2,537)	$ (31,591)
Adjustments to reconcile net (loss) to cash provided by operating activities		
Changes in assets and liabilities		
(Increase) in commissions receivable	(48,507)	170,828
(Increase) in prepaid income taxes and expenses	(140)	(3,444)
Increase in commissions payable	54,703	(157,002)
Increase in accrued expenses	12,307	22,661
Increase (Decrease) in income taxes payable	-	(5,900)
Total adjustments	18,363	27,143
Net Cash Flows Provided by Operating Activities	15,826	(4,448)
Cash Flows From financing Activities		
Proceeds from additional paid in capital	9,150	-
Net Cash Flows Provided by or Financing Activities	9,150	-
Net Change in Cash	24,976	(4,448)
Beginning Cash Balance	46,696	51,144
Ending Cash Balance	$ 71,672	$ 46,696
Supplemental disclosure of cash flow information		
Cash paid during the year for		
Taxes	$ 3,015	$ 5,524
Interest	$ -	$ -

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Alternative Wealth Strategies, Inc. (the "Company") was incorporated in the State of New Jersey in November of 2002. The Company is a registered broker-dealer and is subject to regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was formed to sell mutual funds, limited partnerships and other securities on a commission basis. It is the policy of the Corporation not to hold or take physical possession of any securities of their customers.

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting and records it commissions receivable and payable on a trade date basis except for variable annuities transfers and limited partnerships which have not broken escrow. Variable annuities transfers and limited partnerships which have not broken escrow are recorded when the commissions are received.

Investments

The Company classifies its marketable securities as "available for sale". These securities are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized gains and losses on investments are reported in shareholders' equity.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in money market accounts at year end.

Commissions Receivable

All commissions receivable were considered by management to be fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – INCOME TAXES PAYABLE

The Company provided for income taxes at December 31, 2009 and 2008 as follows:

	2009	2008
Federal	$ 0	$ 0
State	3,015	2080
	$ 3,015	$ 2080

NOTE 3 – STOCKHOLDERS' EQUITY

The corporation is authorized to issue 1,000 shares of $.01 par voting common stock. The corporation has issued 1,000 shares of common stock and 1,000 shares are outstanding.

NOTE 4 – RELATED PARTY TRANSACTIONS

The shareholders of the Company provide overhead services for the Company. These services are covered under an overhead operating agreement which includes office space, office employees and other normal reasonable office services. The services for 2009 and 2008 were approximately $175,000 and $374,000 respectively. At December 31, 2009 and 2008 approximately $34,000 and $0 respectively were accrued under this agreement. In addition, the shareholders are also independent registered representatives with the Company for which they are entitled to commissions on all commission revenue they generate. For the years 2009 and 2008, the shareholders received approximately $298,000 and $393,000, respectively in commissions and management fees. At December 31, 2009 and 2008, approximately $9,400 and $5,500 respectively, were owed to them and included in accounts payable.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1, the Company is also subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. At December 31, 2009 and 2008, Alternative Wealth Strategies, Inc. had net capital of $24,981 and $28,061, which was $17,011 and $23,061 in excess of its required net capital of $7,970 and $5,000. The Company's aggregate indebtedness to net capital ratio was 4.78 to 1 and 1.87 to 1, which met the requirements.

NOTE 6 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no subordinated liabilities at any time during the year 2009 and 2008. A Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included as a part of these financial statements as it is not applicable.

NOTE 7 – MISCELLANEOUS FEES, NET

Miscellaneous fees, net, represent the net income earned by the Company from organizing and running compliance conferences for individuals in the broker-dealer industry. For the years 2009 and 2008 the Company charged fees of $79,215 and $54,130, respectively, to attend the conferences, and incurred expenses of $49,133 and $34,319.

NOTE 8 – CONTINGENCIES

A statement of claim has been filed against the Company and others during 2009. The claimants are seeking compensatory damages of $314,000 plus expenses. The Company believes that the claim is without merit and intends to vigorously defend its position. The ultimate outcome of this litigation cannot presently be determined. However, in management's opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any, that might result from the resolution of this matter have not been reflected in the financial statements.

ALTERNATIVE WEALTH STRATEGIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC
As of December 31, 2009 and 2008

	2009		2008	
Credit Factors:				
Shareholder's equity	$ 38,350		$ 31,737	
Debit Factors:				
Non allowable assets	(13,369)		(3,676)	
Net Capital	24,981		28,061	
Less: Minimum net capital requirement Greater of 6 2/3 % of aggregate Indebtedness or $5,000	7,970		5,000	
Excess Net Capital	17,011		23,061	
Capital Ratio:				
Aggregate Indebtedness*	119,493		52,483	
Divided by Net Capital	24,981	= 4.78	28,061	= 1.87
*Aggregate indebtedness				
Total Current Liabilities	119,493		52,483	
Reconciliation with Company's computation (included in Part IIA of form X-17 A-5 as of December 31, 2009 and 2008. Net Capital as reported in Company's Part IIA - (unaudited Focus Report.)	20,460		28,061	
Audit Adjustments	4,521		-	
Net Capital from above	$ 24,981		$ 28,061	

Alternative Wealth Strategies, Inc. is exempt from the requirement to determine reserve requirements pursuant to SEC Rule 15c3-3 section K based on the following:

a) Alternative Wealth Strategies, Inc.'s dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account whether or not registered as an investment company;

b) Alternative Wealth Strategies, Inc.'s broker transactions are limited to:

i. the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account whether or not registered as an investment company;

ii the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

ii. the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

c) Alternative Wealth Strategies, Inc. promptly transmits all funds and delivers all securities received in connection with their activities as a broker or dealer, and does not otherwise hold funds or securities for, or owes money or securities to, customers.

d) Alternative Wealth Strategies, Inc. is not an insurance company who is registered as a broker-dealer.

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITORS' COMMENTS

To the Shareholders of
Alternative Wealth Strategies, Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedule of Alternative Wealth Strategies, Inc. (the Company) for the years ended December 31, 2009 and 2008, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1- Making quarterly securities examinations, counts, verification, and comparisons.
2- Recordation of differences required by rule 17a-13.
3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

INDEPENDENT AUDITORS' COMMENTS (cont'd)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Alternative Wealth Strategies, Inc. to achieve all the divisions of duties and cross checks generally included in the internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Greve + Company, PC

Mineola, New York
February 20, 2009